SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

WORKHORSE GROUP INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

98138J206

(CUSIP Number)

Stephen D. Baksa

2 Woods Lane

Chatham, New Jersey, 07928

Joseph T. Lukens
2558 Western Row Rd.

Maineville, Ohio 45039

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 98138J206	13D	Page 2 of 7

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS STEPHEN D. BAKSA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	7	SOLE VOTING POWER 2,758,442
	8	SHARED VOTING POWER 31,000 (1)
	9	SOLE DISPOSITIVE POWER 2,758,442
	10	SHARED DISPOSITIVE POWER 31,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,758,442 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 31,000 shares of common stock held directly by the Stephen D. Baksa 2012 Trust, an affiliate of Mr. Baksa. Mr. Baksa may be deemed to share voting power and dispositive power with respect to such shares; therefore, Mr. Baksa may be deemed to beneficially own such shares.

(2)	All percentages are based on 91,153,943 shares of common stock outstanding as of June 30, 2020.

CUSIP No. 98138J206	13D	Page 3 of 7

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NEW ERA CAPITAL FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,002,422
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,002,422

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,002,422
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

(1)	All percentages are based on 91,153,943 shares of common stock outstanding as of June 30, 2020.

CUSIP No. 98138J206	13D	Page 4 of 7

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS JOSEPH T. LUKENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	7	SOLE VOTING POWER 2,071,429 (1)
	8	SHARED VOTING POWER 4,052,422 (2)
	9	SOLE DISPOSITIVE POWER 2,071,429 (1)
	10	SHARED DISPOSITIVE POWER 4,052,422 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,123,851 (1), (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,500,000 shares of common stock and 571,429 shares of common stock underlying warrants.

(2)	All percentages are based on 91,153,943 shares of common stock outstanding as of June 30, 2020.

(3)	Includes (i) 4,002,422 shares of common stock held by the New Era Capital Fund, L.P. (“New Era”), for which New Era Capital LLC (“NEC”) is the general partner (Mr. Lukens is the managing member of NEC); (ii) 25,000 shares of common stock held directly by the Joseph T. Lukens, Jr. Irrevocable Trust for Nathan J. Lukens and; (iii) 25,000 shares of common stock held directly by the Joseph T. Lukens, Jr. Irrevocable Trust for Roman E. Lukens.

CUSIP No. 98138J206	13D	Page 5 of 7

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D filed on November 13, 2017 and the Schedule 13D/A filed December 18, 2017, as specifically set forth herein.

Item 2.  Identity and Background

Item 2 is hereby amended to add the following:

Stephen D. Baksa (“Baksa”) and Joseph Lukens (“Lukens”) have determined that they are no longer members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”) with respect to the Company, and shall no longer be deemed to be “Reporting Persons” as a group for purposes of the Schedule 13D.

Item 5.   Interest in Securities of the Issuer

(a)	As of the date hereof, Baksa may be deemed to be the beneficial owner of an aggregate of 2,758,442 shares of common stock, constituting approximately 3.0% of the common stock outstanding, as of June 30, 2020. These include 31,000 shares which may be acquired upon the exercise of a warrant held by Baksa, which warrant is fully exercisable.

As of the date hereof, Lukens may be deemed to be the beneficial owner of an aggregate of 1,500,000 shares of common stock, constituting approximately 1.6% of the common stock outstanding as of June 30, 2020.

(b)

As of the date hereof, Lukens and New Era Capital Fund, L.P. have the shared power to vote and the shared power to dispose or direct the disposition of 4,002,422 shares of common stock.

As of the date hereof, Lukens and the Joseph T. Lukens, Jr. Irrevocable Trust for Nathan J. Lukens have the shared power to vote and the shared power to dispose or direct the disposition of 25,000 shares of common stock.

As of the date hereof, Lukens and the Joseph T. Lukens, Jr. Irrevocable Trust for Roman E. Lukens have the shared power to vote and the shared power to dispose or direct the disposition of 25,000 shares of common stock.

CUSIP No. 98138J206	13D	Page 6 of 7

(c)	New Era Capital Fund, L.P. and Lukens effected the following transactions in common stock, including transaction within the last 60 days, which have not been previously reported:

Date	No. of Shares Acquired	No. of Shares Sold / Disposed	Price Per Share	Where Transaction Effected / Description of Transactions
4/30/2018	36,765		$2.82	The NASDAQ Capital Market
6/14/2018	410,155		$-	New Era Capital Fund, L.P. exchanged warrants to purchase 585,936 shares of common stock of the issuer for 410,155 shares of common stock of the issuer.
7/16/2019		267,356	$3.60	The NASDAQ Capital Market
7/22/2019		109,000	$3.48	The NASDAQ Capital Market
2/18/2020		83,644	$3.36	The NASDAQ Capital Market
2/21/2020		4,946	$3.90	The NASDAQ Capital Market
2/25/2020		200	$3.70	The NASDAQ Capital Market
2/26/2020		61,700	$3.62	The NASDAQ Capital Market
3/3/2020		100,000	$2.99	The NASDAQ Capital Market
3/11/2020		15,000	$2.36	The NASDAQ Capital Market
4/5/2020		18,154	$3.24	The NASDAQ Capital Market
5/20/2020		654,781	$-	Distribution in kind by New Era Capital Fund, L.P. to its limited partners other than Lukens
6/30/2020		500,000	$18.40	The NASDAQ Capital Market
7/1/2020		100,000	$20.00	The NASDAQ Capital Market
7/7/2020		1,500,000	$-	Distribution in kind by New Era Capital Fund, L.P. to Lukens

The Joe & Kim Lukens Foundation effected the following transactions in common stock, including transaction within the last 60 days, which have not been previously reported.

Date	No. of Shares Acquired	No. of Shares Sold / Disposed	Price Per Share	Where Transaction Effected / Description of Transactions
9/3/2019		77,436	$-	Gift of shares of common stock to a nonprofit organization.
12/23/2019		77,435	$-	Gift of shares of common stock to a nonprofit organization.

(d)	Not applicable.

(e)	Baska ceased to be a holder of 5% or more of the outstanding common stock of the issuer as of January 1, 2020.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Reporting Persons hereunder, were previously parties to a Joint Filing Agreement dated November 13, 2017 (the “2017 Joint Filing Agreement”), pursuant to which such parties agreed to jointly file with the Securities and Exchange Commission the Schedule 13D and any and all amendments thereto.  The 2017 Joint Filing Agreement and the agreement of the parties thereto to participate as members of a “group” were terminated by the parties.

CUSIP No. 98138J206	13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: July 10, 2020

By:	/s/ Stephen D. Baksa
STEPHEN D. BAKSA

/s/ Joseph T. Lukens
Joseph T. Lukens